Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570

(914) 260-8248 // pgoldstein@bulldoginvestors.com

December 28, 2020

The New Ireland Fund, Inc.

c/o KBI Global Investors (North America) Ltd.

One Boston Place

201 Washington Street

36th Floor

Boston, MA 02108

Attention: Derval Murray, Secretary

Dear Mr. Murray:

I am the beneficial owner of shares of The New Ireland Fund with a value in excess of $2,000.00. I have held these shares for over 12 months and plan to continue to hold them through the next meeting of shareholders.

I hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management’s proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

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RESOLVED: Shareholders of The New Ireland Fund should be afforded an opportunity to realize a price for their shares at or close to net asset value (NAV) by converting it to an ETF or dissolving it.

SUPPORTING STATEMENT

Over the last five years the shares of the Fund have rarely traded at less than a double-digit discount to their NAV. Despite attempts to narrow the discount by the adoption of a managed distribution policy (which was suspended in 2019) and a share repurchase program the shares could only be sold at a discount of 22% on December 24, 2020. Moreover, liquidity for the Fund’s shares is poor and there is often a wide bid - asked price spread which deters institutional investors from investing in the Fund.

Based upon the wide discount at which the Fund’s shares trade, we can infer that there is just insufficient investor interest in a small closed-end fund with a relatively high expense ratio (of around 2%) that specializes in Irish equities. Since other measures to narrow the discount have been tried and failed to narrow the discount, we think the time has come to afford shareholders an opportunity to realize a price for their shares that is at or close to NAV by converting the Fund to an ETF or dissolving it.

Very truly yours,

/s/ Phillip Goldstein
Phillip Goldstein